[C&F Financial Corporation letterhead]

August 8, 2014

VIA EDGAR

Ms. Kathryn McHale
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated July 30, 2014 regarding C&F Financial Corporation Form 10-K for the fiscal year ended December 31, 2013 filed March 7, 2014 File No. 000-23423

Dear Ms. McHale:

As requested, this letter responds to your letter to me dated July 30, 2014. For your reference, this letter includes your comment in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to C&F Financial Corporation and its consolidated subsidiaries.

Form 10-K

Part III. Item 11

1.

We note that you have listed summary compensation for only three executive officers but are not a smaller reporting company. Please confirm to the staff that no other executive officers earned more than $100,000 in total compensation. See Instruction 1 to Item 402(a)(3) of Regulation S-K.

Through the end of the Company's 2013 fiscal year, the Company had only three individuals who fell within the definition of “executive officer” under Rule 3b-7 of the Securities Exchange Act of 1934: (i) the President and Chief Executive Officer of the Company, (ii) the Executive Vice President and Chief Financial Officer of the Company; and (iii) the President and Chief Executive Officer of C&F Mortgage Corporation. Other than these three individuals, in the Board of Directors’ determination, the Company had no other officers who were a vice president in charge of a principal business unit, division or function, or who performed a policy-making function for the Company (including as an officer of a subsidiary). Through the end of the Company’s 2013 fiscal year, each other member of the Company's management team, including its other chief officers and vice presidents, assisted in implementing the significant policies and decisions made by the Company's three executive officers or Board of Directors with respect to the Company’s principal business units and did not have the authority to formulate policy or make other significant decisions on behalf of the Company.

The Company’s Board of Directors evaluates who qualifies as an executive officer on an annual basis and more frequently, as appropriate. In February 2014, in light of increases in their responsibilities during the current fiscal year and increasingly less direct control of their functions by another executive officer, the Board of Directors determined that the current operational responsibilities and policy-making authority of the Company’s Senior Vice President and Chief Credit Officer and the President of C&F Finance Company cause them to qualify as “executive officers” under Rule 3b-7. Each of them filed a Form 3 with the Commission within ten days of the Board of Director’s determination. The Company has identified them as “executive officers” in subsequent disclosures and will provide full disclosure regarding all of its “executive officers” as required by Item 402 of Regulation S-K and other applicable disclosure requirements in future filings with the Commission.

To the extent the Board of Directors determines in the future that additional individuals qualify as “executive officers” of the Company under Rule 3b-7, the Company will identify them as executive officers in its future filings and provide full disclosure regarding these additional executive officers, as required by Item 402 of Regulation S-K and other applicable disclosure requirements.

In connection with the response above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In you have any additional questions or comments you may reach me at (804) 843-2360.

Yours very truly,

/s/ Larry G. Dillon

Larry G. Dillon
President and Chief Executive Officer

C&F Financial Corporation